Exhibit 99.16

(Unofficial English Translation)

The People’s Republic of China
MINING PERMIT

Permit No. C4100002009111120043708

Name: Baofeng Shunli Coal Mining Co., Ltd.	Mineral Resource: Coal

Address: West Zhaozhuang Village, Daying Town, Baofeng County	Underground Mining

Mine: Shunli coal mine	Production: 150,000 metric ton/year

Type of Company: Limited Liability Company	Size of Mine: 0.0772 square kilometers

Effective Period: From September 2010 to September 2011

Coordinates: [X, Y] (Seams B1, A4 and A6 Only)

1.	3754164.00, 38392933.00
2.	3754175.00, 38392792.00
3.	3754111.00, 38392725.00
4.	3754048.00, 38392740.00
5.	3754040.00, 38392740.00
6.	3753828.00, 38392830.00
7.	3753806.00, 38392830.00
8.	3753900.00, 38393040.00
9.	3753864.00, 38393054.00
10.	3753886.00, 38393070.00
11.	3763936.00, 38393070.00
12.	3754046.00, 38393000.00

Elevation: 130 - 100 meters

Payments for mining rights have been made.

Issued by Henan Province Bureau of Land and Resources on November 17, 2009